FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

The Real Brokerage Inc. (formerly "ADL Ventures Inc."), (the “Company”)
133 Richmond Street West, Suite 302

Toronto, Ontario M5H 2L3

Item 2 — Date of Material Change

June 5, 2020

Item 3 — News Release

The press release disclosing the material changes was released on June 5, 2020 through the services of Cision.

Item 4 — Summary of Material Change

The Company announced that it has completed its previously announced acquisition of all of the issued and outstanding securities of Real Technology Broker Ltd. (“Real”), as the Company’s “Qualifying Transaction” as such term is defined under Policy 2.4 – Capital Pool Companies of the TSX Venture Exchange (the "Exchange" or "TSXV"). The common shares of the Company (“Common Shares”) resumed trading on the TSXV on June 12, 2020 under the new name "The Real Brokerage Inc." with the trading symbol “REAX”. Following completion of the Qualifying Transaction, the Company will continue the business of Real.

Concurrently with the completion of the Qualifying Transaction, the Company completed a non-brokered private placement financing of approximately US$1,600,000 in subscription receipts (the "Subscription Receipts") at a price of US$0.0765 per Subscription Receipt (the "Private Placement"). The Subscription Receipts automatically exercised into Common Shares upon completion of the Qualifying Transaction. The Common Shares issued pursuant to the Private Placement are subject to a six month hold period from the date of closing of the Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers.

Following completion of the Qualifying Transaction, the Company also announced that the board of directors will consist of Tamir Poleg (Chairman), Guy Gamzu, Larry Klane and Laurence Rose. Tamir Poleg is the Chief Executive Officer, Gus Patel is the Chief Financial Officer and Corporate Secretary and Lynda Radosevich is the Chief Marketing Officer.

Item 5 — Full Description of Material Change

5.1 — Full Description of Material Change

On June 5, 2020, the Company announced that it had completed its previously announced acquisition of all of the issued and outstanding securities of Real as the Company’s Qualifying Transaction. The Common Shares resumed trading on June 12, 2020 under the new name “The Real Brokerage Inc.” with the trading symbol “REAX”. Following completion of the Qualifying Transaction, the Company will continue the business of Real.

Pursuant to the terms of the Securities Exchange Agreement dated March 5, 2020 (the "SEA"), the Company acquired all of the issued and outstanding Real common shares (the “Real Shares”) by way of a securities exchange (the “Transaction”) on the basis of 1.0083 Common Shares for each Real Share (the “Exchange Ratio”), giving effect to a deemed value of $0.25 per Common Share. All outstanding stock options and warrants of Real were exchanged for options (“Options”) and warrants of the Company at the Exchange Ratio. Upon completion of the Qualifying Transaction, there were 140,137,580 Common Shares issued and outstanding.

On completion of the Qualifying Transaction, the shareholders of Real hold approximately 92% of the issued and outstanding Common Shares and previous shareholders of the Company own approximately 8% of the issued and outstanding Common Shares on a non-diluted basis not including shares issued pursuant to the Private Placement.

Pursuant to the terms of an escrow agreement dated June 5, 2020 among the Company, Computershare Trust Company of Canada as escrow agent and certain escrow securityholders, certain Common Shares and Options were placed in escrow to be released in 25% tranches over 18 months from the date of the Exchange Bulletin (as defined below).

Concurrently with the completion of the Qualifying Transaction, the Company completed the Private Placement of approximately US$1,600,000 in Subscription Receipts at a price of US$0.0765 per Subscription Receipt. The Subscription Receipts automatically exercised into Common Shares upon completion of the Qualifying Transaction. The Common Shares issued pursuant to the Private Placement are subject to a six month hold period from the date of closing of the Private Placement comprised of a 4 month regulatory hold period plus an additional two month hold period based on contractual lock-up commitments of the subscribers.

Following completion of the Qualifying Transaction, the Company also announced that the board of directors will consist of Tamir Poleg (Chairman), Guy Gamzu, Larry Klane and Laurence Rose. Tamir Poleg is the Chief Executive Officer, Gus Patel is the Chief Financial Officer and Corporate Secretary and Lynda Radosevich is the Chief Marketing Officer.

The final bulletin (the "Exchange Bulletin") was issued by the TSXV on June 10, 2020. Upon re- commencement of trading on June 12, 2020, the Company was classified as Tier 1 pursuant to the TSXV policies.

Additional information about the Company, Real and the Qualifying Transaction can be found in the Company’s filing statement dated May 26, 2020, available under the Company’s profile at www.sedar.com.

5.2 — Disclosure for Restructuring Transactions

The Qualifying Transaction provided for the acquisition of all of the outstanding securities of Real by the Company in a transaction in which the shareholders of Real received like securities of the Company. As a result of the Qualifying Transaction, the Company became the sole beneficial owner of all of the outstanding securities of the Real. The Company is the parent company of Real and will continue its business.

Item 6 — Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 – Continuous

Not applicable.

Item 7 — Omitted Information

No information has been omitted from this material change report.

Item 8 — Executive Officer

Tamir Poleg

Chief Executive Officer

Tel: 646-469-7107

Item 9 — Date of Report

June 19, 2020